Exhibit 12.1

LYONDELLBASELL INDUSTRIES N.V.

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
Millions of dollars, except ratio data	2015		2014		2013		2012		2011
Income from continuing operations before income taxes	$6,209		$5,712		$4,996		$4,185		$3,531
Deduct income from equity investments	339		257		203		143		216
Add distributions of earnings from equity investments	285		156		186		147		206

Earnings adjusted for equity investments	6,155		5,611		4,979		4,189		3,521
Fixed charges:
Interest expense, gross	310		352		309		655		1,044
Portion of rentals representative of interest	139		136		108		103		95

Total fixed charges before capitalized interest	449		488		417		758		1,139
Capitalized interest	11		25		15		9		8

Total fixed charges including capitalized interest	460		513		432		767		1,147

Earnings before fixed charges	$6,615		$6,124		$5,411		$4,956		$4,668

Ratio of earnings to fixed charges	14.38	x	11.94	x	12.53	x	6.46	x	4.07